VISIONCHINA MEDIA INC.

March 2, 2011

VIA EDGAR

Larry Spirgel

Kate Beukenkamp

Sharon Virga

Kyle Moffatt

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Amendment No. 1 to the Form 20-F for the Year Ended December 31, 2009

Filed June 23, 2010

File No. 001-33821

Dear Mr. Spirgel, Ms. Beukenkamp, Ms. Virga and Mr. Moffatt:

VisionChina Media Inc. (the “Company”) confirms receipt of the comments from the U.S. Securities and Exchange Commission (the “SEC”) dated February 8, 2011 (the “Comment Letter”). Due to the number and complexity of the comments received, the Company respectfully requests an extension until at least March 8, 2011 for preparing the response letter to the Comment Letter.

If you have any questions, please contact Mr. Chris Lin at +852 2514-7650 or Mr. Asher Hsu at +852 2514-7691. Please kindly provide a copy of any correspondence by fax to Mr. Chris Lin and Mr. Asher Hsu by fax at +1 (212) 455-2502. Thank you.

* * *

Sincerely Yours,

/s/ Stanley Wang
Stanley Wang
Chief Financial Officer VisionChina Media Inc.

cc:	Chris Lin

Asher Hsu

  Simpson Thacher & Bartlett LLP